Exhibit 99.3

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
(millions of €)	2009	2008	2007	2006	2005
Earnings:
Income before tax and associates	6,066	4,162	5,772	4,748	2,643
Fixed charges	401	409	394	463	572
Distributed income of equity investees (excluding Merial)	1,334	1,082	937	429	772
Interest capitalized	(30)	(25)	(22)	(21)	(17)
Amortization of capitalized interest	9	8	12	11	10

Total earnings	7,780	5,636	7,093	5,630	3,980

Fixed charges:
Interest expensed	280	290	275	335	467
Interest capitalized	30	25	22	21	17
Interest within rental expense	91	94	97	107	88

Total fixed charges	401	409	394	463	572

Ratio of earnings to fixed charges	19.4x	13.8x	18.0x	12.2x	7.0x